Exhibit 99.1

THIRD AMENDMENT TO LOAN AND SECURITY AGREEMENT

THIS THIRD AMENDMENT TO LOAN AND SECURITY AGREEMENT (this “Amendment”) is entered into as of November 1, 2023, by and among OXFORD FINANCE LLC, a Delaware limited liability company with an office located at 115 South Union Street, Suite 300, Alexandria, VA  22314 (“Oxford”), as collateral agent (in such capacity, “Collateral Agent”), the Lenders listed on Schedule 1.1 thereof or otherwise a party thereto from time to time (each a “Lender” and collectively, the “Lenders”), CENTOGENE N.V., a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands, having its corporate seat (statutaire zetel) in Amsterdam, the Netherlands and with offices located at Am Strande 7, 18055 Rostock, Germany and registered with the Chamber of Commerce (Kamer van Koophandel) under number 72822872 (“Parent”), CENTOGENE GMBH, a company with limited liability (Gesellschaft mit beschränkter Haftung) incorporated under the laws of Germany with offices located at Am Strande 7, 18055 Rostock, Germany, and registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Rostock under HRB 14967 (“Centogene Germany”), CENTOSAFE B.V., a private limited liability company (besloten vennootschap) incorporated under the laws of the Netherlands, having its corporate seat (statutaire zetel) in Amsterdam, the Netherlands and with offices located at Am Strande 7, 18055 Rostock, Germany and registered with the Chamber of Commerce (Kamer van Koophandel) under number 80366120 (“Centosafe”) and CENTOGENE US, LLC, a Delaware limited liability company with offices located at 99 Erie Street, Cambridge, MA 02139 (together with Parent, Centogene Germany and Centosafe, individually and collectively, jointly and severally, “Borrower”).

A.     Collateral Agent, Borrower and Lenders have entered into that certain Loan and Security Agreement dated as of January 31, 2022, as amended by that certain First Amendment to Loan and Security Agreement dated as of July 28, 2022 and that certain Second Amendment to Loan and Security Agreement dated as of April 30, 2023 (as further amended, supplemented or otherwise modified from time to time, including by this Amendment, the “Loan Agreement”) pursuant to which Lenders have provided to Borrower certain loans in accordance with the terms and conditions thereof;

B.       Borrower has requested that Collateral Agent and the Required Lenders modify certain provisions of the Loan Agreement; and

C.       Collateral Agent and the Required Lenders have agreed to amend certain provisions of the Loan Agreement, subject to, and in accordance with, the terms and conditions set forth herein, and in reliance upon the representations and warranties set forth herein.

Agreement

NOW, THEREFORE, in consideration of the promises, covenants and agreements contained herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Borrower, the Required Lenders and Collateral Agent hereby agree as follows:

1.             Definitions. Capitalized terms used but not defined in this Amendment shall have the meanings given to them in the Loan Agreement.

2.             Amendments to Loan Agreement. The Loan Agreement is hereby amended (a) to delete the red or green stricken text (indicated textually in the same manner as the following examples: ~~stricken text~~ and ~~stricken text~~) and (b) to add the blue or green double-underlined text (indicated textually in the same manner as the following examples: double-underlined text and double-underlined text), in each case, as set forth in the marked copy of the Loan Agreement attached hereto as Exhibit A and made a part hereof for all purposes.

3.             Limitation of Amendment.

3.1         The amendments set forth in Section 2 above are effective for the purposes set forth herein and shall be limited precisely as written and shall not be deemed to (a) be a consent to any amendment, waiver or modification of any other term or condition of any Loan Document, or (b) otherwise prejudice any right, remedy or obligation which Lenders or Borrower may now have or may have in the future under or in connection with any Loan Document, as amended hereby.

3.2          This Amendment shall be construed in connection with and as part of the Loan Documents and all terms, conditions, representations, warranties, covenants and agreements set forth in the Loan Documents are hereby ratified and confirmed and shall remain in full force and effect.

4.             Representations and Warranties. To induce Collateral Agent and the Required Lenders to enter into this Amendment, Borrower hereby represents and warrants to Collateral Agent and the Required Lenders as follows:

4.1           Immediately after giving effect to this Amendment (a) the representations and warranties contained in the Loan Documents are true, accurate and complete in all material respects as of the date hereof (except to the extent such representations and warranties relate to an earlier date, in which case they are true and correct in all material respects as of such date) and (b) no Event of Default has occurred and is continuing;

4.2          Borrower has the power and due authority to execute and deliver this Amendment and to perform its obligations under the Loan Agreement, as amended by this Amendment;

4.3          The organizational documents of Borrower delivered to Collateral Agent on the Effective Date, and updated pursuant to subsequent deliveries by or on behalf of the Borrower to the Collateral Agent, remain true, accurate and complete and have not been amended, supplemented or restated and are and continue to be in full force and effect;

4.4          The execution and delivery by Borrower of this Amendment and the performance by Borrower of its obligations under the Loan Agreement, as amended by this Amendment, do not contravene (i) any material law or regulation binding on or affecting Borrower, (ii) any material contractual restriction with a Person binding on Borrower, (iii) any order, judgment or decree of any court or other governmental or public body or authority, or subdivision thereof, binding on Borrower, or (iv) the organizational documents of Borrower;

4.5          The execution and delivery by Borrower of this Amendment and the performance by Borrower of its obligations under the Loan Agreement, as amended by this Amendment, do not require any order, consent, approval, license, authorization or validation of, or filing, recording or registration with, or exemption by any governmental or public body or authority, or subdivision thereof, binding on Borrower, except as already has been obtained or made;

4.6           This Amendment has been duly executed and delivered by Borrower and is the binding obligation of Borrower, enforceable against Borrower in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, liquidation, moratorium or other similar laws of general application and equitable principles relating to or affecting creditors’ rights.

5.             Loan Document. Borrower, Lenders and Collateral Agent agree that this Amendment shall be a Loan Document. Except as expressly set forth herein, the Loan Agreement and the other Loan Documents shall continue in full force and effect without alteration or amendment. This Amendment and the Loan Documents represent the entire agreement about this subject matter and supersede prior negotiations or agreements.

6.             Release by Borrower.

6.1          FOR GOOD AND VALUABLE CONSIDERATION, Borrower hereby forever relieves, releases, and discharges Collateral Agent and each Lender and their respective present or former employees, officers, directors, agents, representatives, attorneys, and each of them, from any and all claims, debts, liabilities, demands, obligations, promises, acts, agreements, costs and expenses, actions and causes of action, of every type, kind, nature, description or character whatsoever, whether known or unknown, suspected or unsuspected, absolute or contingent, arising out of or in any manner whatsoever connected with or related to facts, circumstances, issues, controversies or claims existing or arising from the beginning of time through and including the date of execution of this Amendment solely to the extent such claims arise out of or are in any manner whatsoever connected with or related to the Loan Documents, the Recitals hereto, any instruments, agreements or documents executed in connection with any of the foregoing or the origination, negotiation, administration, servicing and/or enforcement of any of the foregoing (collectively “Released Claims”).

6.2          By entering into this release, Borrower recognizes that no facts or representations are ever absolutely certain and it may hereafter discover facts in addition to or different from those which it presently knows or believes to be true, but that it is the intention of Borrower hereby to fully, finally and forever settle and release all matters, disputes and differences, known or unknown, suspected or unsuspected in relation to the Released Claims; accordingly, if Borrower should subsequently discover that any fact that it relied upon in entering into this release was untrue, or that any understanding of the facts was incorrect, Borrower shall not be entitled to set aside this release by reason thereof, regardless of any claim of mistake of fact or law or any other circumstances whatsoever. Borrower acknowledges that it is not relying upon and has not relied upon any representation or statement made by Collateral Agent or Lenders with respect to the facts underlying this release or with regard to any of such party’s rights or asserted rights.

6.3         This release may be pleaded as a full and complete defense and/or as a cross-complaint or counterclaim against any action, suit, or other proceeding that may be instituted, prosecuted or attempted in breach of this release. Borrower acknowledges that the release contained herein constitutes a material inducement to Collateral Agent and the Lenders to enter into this Amendment, and that Collateral Agent and the Lenders would not have done so but for Collateral Agent’s and the Lenders’ expectation that such release is valid and enforceable in all events.

7.             Effectiveness. This Amendment shall be deemed effective as of the date hereof upon Collateral Agent’s receipt, in form and substance reasonably satisfactory to Collateral Agent, of the following documents, and completion of such other matters, as Collateral Agent may reasonably deem necessary or appropriate, including, without limitation:

7.1          this Amendment, the PIC Subordination Agreement, any other additional Loan Documents and any amendment or modification to any Loan Document entered into in connection with this Amendment, including any additional notices required under the Dutch Security Documents and the German Security Documents (unless otherwise subject to Section 8 below), each duly executed by Borrower, as applicable (the “Amendment Documents”);

7.2          the Operating Documents of Borrower and good standing certificates of the US Borrower certified by the Secretary of State (or equivalent agency) of such Borrower’s jurisdiction formation and each jurisdiction in which such Borrower is qualified to conduct business, each as of a date no earlier than thirty (30) days prior to the date hereof;

7.3          resolutions of the board of directors of each of Parent and Centosafe: (i) approving the terms of, and the transactions contemplated by, this Amendment and resolving that it execute, deliver and perform this Amendment and any other Amendment Documents to which it is a party; (ii) authorizing a specified person or persons to execute the Amendment Documents to which it is a party on its behalf; and authorizing a specified person or persons, on its behalf, to sign and/or dispatch all documents and notices to be signed and/or dispatched by it under or in connection with the Amendment Documents to which it is a party; and

7.4          in respect of each of Parent and Centosafe:

(a)                 if required by law or its Constitutional Documents, a copy of a resolution of its board of supervisory directors approving its execution and the terms of, and the transactions contemplated by, the Amendment Documents to which it is a party;

(b)                if required by law or its Constitutional Documents, a copy of a resolution of its general meeting of shareholders approving its execution and the terms of, and the transactions contemplated by, the Amendment Documents to which it is a party; and

(c)                 if it is required by law or any arrangement binding on it to obtain works council advice in respect of its or any other person’s entry into the Amendment Documents, a copy of a positive advice from its (central) works council (and, if such advice is not unconditional, confirmation from the Parent or Centosafe, as applicable, that (i) the conditions set by the works council are and will be complied with and (ii) such compliance does and will not have a Material Adverse Effect);

7.5          duly executed officer’s certificate for Parent and any Subsidiary that is a party to this Amendment, in the forms attached to the Loan Agreement;

7.6          certified copies, dated as of a date no earlier than thirty (30) days prior to the date hereof, of financing statement searches, as Collateral Agent shall request, accompanied by written evidence (including any UCC termination statements) that the Liens indicated in any such financing statements either constitute Permitted Liens or have been or will be terminated or released;

7.7          an updated Perfection Certificate for Borrower and each of its Subsidiaries;

7.8          receipt by Parent of the proceeds of the PIC Loan of not less than Thirty Million Dollars ($30,000,000.00), to a Collateral Account of Parent located in Germany; and

7.9          payment of the fees and Lenders’ Expenses then due as specified in Section 2.5(f) of the Loan Agreement.

8.             Post-Closing. Notwithstanding anything in this Amendment to the contrary, contemporaneously with the closing of each of the transactions described in Section 2.5 of the PIC Joint Venture Agreement, Collateral Agent and the Lenders shall have received, in form and substance reasonably satisfactory to Collateral Agent, each of the following:

8.1          any other additional Loan Documents and any amendment or modification to any Loan Document to be entered into in connection with this Amendment, including any additional supplements or notices required under the Dutch Security Documents and the German Security Documents (other than those delivered prior to the date hereof);

8.2          a duly executed copy of the Assignment of Receivables Agreement between Parent and Agent, construed in accordance with, the laws of the Kingdom of Saudi Arabia;

8.3          evidence of the receipt by Parent of the proceeds of the PIC JV Payment of not less than Forty Million Saudi Riyal (SAR 40,000,000.00), in a Collateral Account of Parent located in Germany; and

8.4          true and correct copies of the PIC Transaction Documents (other than those delivered prior to the date hereof), including but not limited to the PIC JV Consultancy Agreement, the PIC JV Laboratory Services Agreeemnt and the PIC JV Technology Transer and IP License Agreement.

9.             Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be deemed an original, and all of which, taken together, shall constitute one and the same instrument. Delivery by electronic transmission (e.g. “.pdf”) of an executed counterpart of this Amendment shall be effective as a manually executed counterpart signature thereof.

10.          Governing Law. This Amendment and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the State of New York.

[Balance of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Third Amendment to Loan and Security Agreement to be executed as of the date first set forth above.

BORROWER:

CENTOGENE N.V.

By /s/ Kim Stratton
Name: Kim Stratton
Title: CEO CENTOGENE GMBH By /s/ Dr Peter Andreas Bauer Name: Dr Peter Andreas Bauer Title: Managing Director / CMGO By /s/ Michael Priebe

Name: Michael Priebe

Title: VP Finance

CENTOSAFE B.V.

By /s/ Miguel Coego

Name: Miguel Coego

Title: Chief Financial Officer, Legal & IT

CENTOGENE US, LLC

By /s/ Debashree Ganguly

Name: Debashree Ganguly

Title: Managing Officer

COLLATERAL AGENT:

OXFORD FINANCE LLC

By /s/ Colette H. Featherly
Name: Colette H. Featherly
Title: Senior Vice President

[Signature Page to Third Amendment to LSA]

LENDERS:

OXFORD FINANCE FUNDING I LLC

By: /s/ Colette H. Featherly_____________

Name: Colette H. Featherly

Title: Secretary

OXFORD FINANCE FUNDING XIII LLC

By: /s/ Colette H. Featherly_____________

Name: Colette H. Featherly

Title: Secretary

OXFORD FINANCE FUNDING 2020-1 LLC

By: /s/ Colette H. Featherly_____________

Name: Colette H. Featherly

Title: Secretary

OXFORD FINANCE FUNDING XII LLC

By: /s/ Colette H. Featherly_____________

Name: Colette H. Featherly

Title: Secretary

OXFORD FINANCE CREDIT FUND II LP

By: Oxford Finance Advisors, LLC, its manager

By: /s/ Colette H. Featherly_____________

Name: Colette H. Featherly

Title: Senior Vice President

OXFORD FINANCE CREDIT FUND III LP

By: Oxford Finance Advisors, LLC, its manager

By: /s/ Colette H. Featherly_____________

Name: Colette H. Featherly

Title: Senior Vice President

[Signature Page to Third Amendment to LSA]

EXHIBIT A

Conformed Copy of Loan and Security Agreement